1875 K Street, NW Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

October 4, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares U.S. ETF Trust

(Securities Act File No. 333-179904;

Investment Company Act File No. 811-22649)

Post-Effective Amendment No. 22

Ladies and Gentlemen:

On behalf of iShares U.S. ETF Trust (the “Trust”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 and the Investment Company Act of 1940, Post-Effective Amendment No. 22 to its Registration Statement on Form N-1A.

The Amendment relates to the following series of the Trust:

S0000 36358 iShares Enhanced International Large-Cap ETF, formerly known as iShares Strategic Beta Developed International Large Cap Fund

The initial Registration Statement was filed on December 21, 2011. The Amendment is being filed pursuant to Rule 485(a) under the 1933 Act. By separate letter, dated April 1, 2013, the Trust responded to comments given by the staff of the SEC (the “Staff”) in connection with its review of the Registration Statement.

The following information is provided to assist the Staff in its review of the Registration Statement.

(1)	Investment Objective and Policies

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in equity securities of international large-capitalization issuers. The Fund is an actively managed exchange-traded fund that does not seek to replicate the performance of a specified index. The Fund will seek to invest in strategic international large-capitalization stocks with targeted investment characteristics. BFA utilizes a proprietary investment process to assemble an investment portfolio from a defined group of international large capitalization stocks based on certain quantitative investment characteristics, including, but not limited to, cash earnings, earnings variability, leverage, price-to-book ratio and market capitalization. Companies in the universe of international large capitalization securities include consumer discretionary, financial and telecommunications companies, and may change over time.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. Fee information will be specific to this Fund.

The Amendment follows the general format used in prior Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 7 filed pursuant to Rule 485(a)(1) on April 1, 2013, relating to the iShares Enhanced U.S. Small-Cap ETF.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in prior filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 7, filed pursuant to Rule 485(a)(1) on April 1, 2013.

In the Prospectus:

“Portfolio Holdings Information,” “Management - Investment Adviser,” “Management — Administrator, Custodian and Transfer Agent,” “Management — Conflicts of Interest,” “Shareholder Information — Buying and Selling Shares,” “Shareholder Information — Book Entry,” “Shareholder Information — Share Prices,” “Shareholder Information — Dividends and Distributions,” “Shareholder Information - Taxes,” “Shareholder Information - Taxes on Distribution,” “Shareholder Information — Taxes When Shares Are Sold,” “Shareholder Information — Creations and Redemptions,” “Shareholder Information — Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services — Investment Adviser,” “Investment Advisory, Administrative and Distribution Services — Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services — Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services — Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services — Distributor,” “Investment Advisory, Administrative and Distribution Services — Financial Intermediary Compensation,” “Additional Information Concerning the Trust - DTC as Securities Depository for Shares of the Fund,” “Financial Statements” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

Please direct any questions or comments to the undersigned at (202) 303-1124.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Edward Baer, Esq.

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).